Exhibit 1

Announcement  |  Lisbon  |  12 January 2015

Announcement regarding the 12 January 2015 General Meeting of Shareholders

Upon request of the Portuguese Securities Commission (“CMVM”), dated 8th January 2015, the Board of Directors of Portugal Telecom SGPS, S.A. (“PT SGPS”) informs that, on 10th January 2015, PT SGPS sent to CMVM a draft of Announcement to the Market containing complementary information to support the proposal and preparatory information granted to the shareholders prior to the General Meeting.

The Announcement to the Market will be disclosed during this week, following the ongoing contacts with the CMVM.

The Board of Directors reaffirms its understanding that it has provided to the shareholders all information required under article 289 of the Portuguese Companies Code.

Therefore, during the General Meeting of Shareholders, the decision of approval or not approval of the sale of PT Portugal by Oi is dependent upon sole and exclusive decision of the shareholders of PT SGPS.

However, considering the recent facts, the Board of Directors understands that the shareholders may deem appropriate to suspend the meeting, during the time they consider adequate in order to respect the company’s interests and the interests of Oi.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt